SCHEDULE 13D

 (Rule 13d-101)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC  20549

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HOME SOLUTIONS OF AMERICA, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

437355 10 0
(CUSIP Number)

J. Paul Caver, Esq. 3102 Maple Avenue, Suite 220 Dallas, Texas 75201 (214) 468-8868
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2004
(Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_______________

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 437355 10 0	13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dale W. Mars, Trustee for the Dale W. Mars Trust Dated 7-16-97
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,337,242
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,337,242
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,337,242
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON* IN

Item 1.    Security and Issuer

The securities covered by this Schedule 13D Amendment No. 1 are shares of common stock, $.001 par value (the "Common Stock"), of Home Solutions of America, Inc., a Delaware corporation (the "Company").  The Company's principal executive offices are located at 11850 Jones Road, Houston, Texas 77070.

Item 2.    Identity and Background

(a)           This statement on Schedule 13D is being filed by Dale W. Mars, Trustee for the Dale W. Mars Trust Dated 7-16-97 ("Mr. Mars");

(b)           The business address of Mr. Mars is c/o Southern Exposure Unlimited of Florida, Inc., 5868 Enterprise Parkway, Ft. Myers, FL 33905;

(c)           Mr. Mars is the President of Southern Exposure Unlimited of Florida, Inc. and S.E. Tops of Florida, Inc.;

(d)          Mr. Mars has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors);

(e)           Mr. Mars has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)             Mr. Mars is a U.S. citizen.

Item 3.     Source and Amount of Funds or Other Consideration

 On February 6, 2004 (the "Closing Date"), Mr. Mars, as Trustee of the Dale W. Mars Trust Dated 7-16-97, acquired 1,000,000 shares of Common Stock from the Company, in connection with that certain Plan of Merger and Stock Purchase Agreement, dated February 6, 2004 (the "Merger Agreement"), by and among Mr. Mars, the Company, and certain other parties.  Mr. Mars acquired the Shares in exchange for his equity interests in three privately-held businesses.  Pursuant to the Merger Agreement, on March 17, 2004, Mr. Mars received 337,2442 additional shares of Common Stock based upon a post-closing calculation in the Merger Agreement, for an aggregate of 1,337,242 shares of Common Stock (the "Shares").  Mr. Mars received registration rights from the Company for the Shares and for the shares of Common Stock underlying a stock option to purchase 100,000 shares of Common Stock (the "Stock Option"), which stock option is subject to certain vesting requirements.

Item 4.    Purpose of Transaction

Mr. Mars acquired the Shares for investment purposes.  Mr. Mars may acquire additional shares of Common Stock pursuant to the exercise of the Stock Option, if he becomes vested in the Stock Option.  Otherwise, Mr. Mars has no plans to engage in any transactions described in Paragraphs (a) through (j) of this Item.  Any decision by Mr. Mars in the future to acquire or dispose of equity in the Company or to take any other actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant.

Item 5.    Interest in Securities

(a)          As of the date hereof, Mr. Mars, as Trustee of the Dale W. Mars Trust Dated 7-16-97, beneficially owns 1,337,242 shares of the Company's Common Stock. The 1,337,242 shares owned by Mr. Mars represented 8.4% of the 15,971,658 shares of Common Stock that the Company had outstanding as of March 8, 2004, according to the Company's annual report on Form 10-KSB for the year ended December 31, 2003, as filed on April 30, 2004;

(b) Number of shares as to which Mr. Mars has:
sole power to vote or direct the vote: shared power to vote or direct the vote: sole power to dispose or direct the disposition: shared power to dispose or direct the disposition:	1,337,242 0 1,337,242 0

(c)           Other than the transactions set forth herein, Mr. Mars has not engaged in any transactions in the Common Stock within the past 60 days;

(d)           Not applicable;

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                None.

Item 7.    Material to be filed as Exhibits

None.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: March 31, 2004	/s/ DALE W. MARS
Dale W. Mars, Trustee for the
Dale W. Mars Trust Dated 7-16-97

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